INVEST IN **MYLANCE**

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Removing the lead gen burden for skilled freelancers

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Mylance
The one-stop shop
for the independent workforce
mylance.co

mylance.co San Francisco CA

Software Technology Community Marketplace Saas

LEAD INVESTOR

Irina Tsetsura

As a Mylance graduate and a business owner, I understand the undertaking of starting a new business. Making this flawless transition with Mylance showed me the potential of a thriving business opportunity they have tapped into. I am especially impressed by their organic growth so far! Before Mylance, freelancers have been on their own. This is no longer the case! Its unique business model will set any freelancer up for success and prosperity. This is why I chose to invest in the future of freelance.

Invested $5,000 this round & $5,000 previously

Learn about Lead Investors

OVERVIEW UPDATES 2 WHAT PEOPLE SAY 22 ASK A QUESTION 3

Highlights

1. 📈 Grew revenue 695% from H1 2021 to $49k in H2 2021
2. 🙋Experienced founder launching and scaling $1B+ businesses at Uber (Rides, EATS and Freight)
3. 🎉 59 million independent workers in the US brought in $1.2 trillion in 2020
4. 💪 $450k committed from accredited investors for this round on the same terms

Our Team



Bradley Jacobs Founder and CEO

Passionate about enabling flexible, fulfilling work -Previously Uber launch and Ops for 4.5 years: launched Miami and Milan UberEATS; launched Uber Freight, led team to a $1B+ valuation in 2 years -Earned $250k in 9 months freelance consulting

After leaving Uber, I consulted independently for almost 2 years. I experienced the fulfillment and challenges of freelancing first hand, and saw what freelancing could provide: following a passion, spending more time with family, or funding that start-up dream. I became passionate about enabling flexible, fulfilling lives for millions.



Parker Wilf Product

Product Manager at Dropbox for 4 years -Drove product discovery and launch of various 0 → 1 products, including Spaces -Shipped significant portion of desktop app to millions - Led 15 experiments generating millions of new recurring revenue



Joe Davis Accounting

-Licensed CPA with 10+ years of small business accounting and tax experience -Built and upgraded bookkeeping systems for local businesses and startups accounting for $7M-$10M in cash flow -Saved business owners and freelancers over $1.7M in taxes



Samantha Tiller-Schenck Marketing

-Generated $191M in sales-qualified opportunities for one of the world's largest management consulting firms. - Helps organizations align their mission, brand, and voice.



Arathi Mehrotra Advisor

Professor at MIT Sloan. Led US + Canada Operations at Uber. Senior executive in technology, media and finance.



Karthik Suresh Advisor

-Former Head of Product at Craft - lead product to from pre-seed to Series A -Product Manager at FB - Executed 20+ campaigns leading to 10M+ posts -Led market making product development of GetDirect, a global exchange



Andrew Dominitz Advisor

VP of Build Marketplace at Made Renovation Head of Operations - Jyve Senior Manager - Uber and UberEATS - Led a team to make Uber Eats the highest quality food delivery provider in North America



Seavron Banus Advisor

-Former Director of Corporate & Operational Strategy at Unison -Certified Executive Coach -Freelance professional earned over 7 figures -6 years experience as a Management Consultant at Kaiser and Slalom



Brittney Winchester Financial Operations

Finance, analytics, HR & operational expertise specific to tech and insurance industries. DBA candidate with emphasis in data analytics.



Reina Weinstock Operations

-Web development, operations, and project management expertise in tech and healthcare -Market research supported $1.4B acquisition of Portola Pharmaceuticals



Austin Bauer Director of Coaching

-Certified Executive Coach. -Strategic Advisor for verynice. -Launched west coast for Caveday.

The one-stop shop for the independent workforce

- What's the Mylance vision?

  Mylance is building the "business in a box" for independent workers. Mylance will be the one-stop shop to market yourself as a consultant, including access to projects, a supportive community, and the products needed to remove the admin burden.

- What problem are you solving?

For every 100 hours of project work, an independent worker spends

25 hours on Lead Generation

23 hours on Backend Business Admin

Today, 48% of an independent consultant's time is spent doing non-earning, admin activities that include 1) Lead generation and 2) Back office admin, leading to millions of wasted hours each year.

- Back office admin: includes invoicing clients to get paid, bookkeeping to correctly categorize the transactions, estimated tax calculations to pay taxes 4 times per year (yes this is required for a freelance consultant), tax filing, time tracking for clients billed hourly, and signing and maintaining mutually agreed upon client contracts.

- Lead generation: to find clients, a consultant needs to communicate their value well, network with dozens of "leads," scope out a project, negotiate a good deal, and sign an agreed upon contract. Of the 48% of non-earning hours, this takes up over half of their time.

- **How big is the market?**

  In 2019, US Freelancers brought in $1.2 Trillion in gross revenue from a combined 59 million US workers. Further, 45% of those are "skilled" talent. This market continues to grow every year, and as a result of COVID, 12% of the US Workforce *started* freelancing during 2020.

- **Who's the team?**

Our experienced team will out-execute to win

Bradley Jacobs



Co-founder
CEO



Earned $250k+ as a
freelancer

Parker Wilf



Head of Product



Launched Dropbox Desktop
Experience to millions

Our team, led by CEO Bradley Jacobs, combines tech and independent consulting experience from Uber and Dropbox where we've launched new business lines and built them up to over $1B in value. As a team, we've experienced freelance challenges first hand, we're passionate about the independent life, and we have the grit to win in an attractive space.

- **What have you built thus far?**

We've bootstrapped to over $70k in revenue



In our first year of business, we bootstrapped to $70k in revenue, enabling us to get close to our customer and jumpstart our community. We acquire customers through our coaching offerings, and then convert them to our subscription offerings.

1. We are leaning into the Bootcamp as a differentiator and acquisition tool. It's a high margin product and offers our customers significant value. Further, it builds our community with engaged talent that has a strong relationship with Mylance. Compared to just selling a product, we have engaged customers who are promoters of Mylance, which promotes future engagement. Customers are A) choosing our subscription products (bookkeeping today) and B) bringing back projects to the community which further fuels growth and engagement.

2. Further, we're building products to support burgeoning skilled freelancers save time and money by taking their admin challenges off their plate. First, we're specifically leaning into where we already have early adopters paying for a large value in the Bootcamp, and we're expanding our product suite from there by listening to our customers and getting feedback into their challenges.

   1. Their biggest and most pressing pain point, at the start of their freelance journey, is they don't know how to market themselves

well to find clients. Thus, we're building products to help them showcase themselves and connect to potential clients.

2. Our goal is to hit a $1MM revenue run rate by the end of 2021*

3. *These are forward looking projections and are not guaranteed

- Who's Mylance's target customer?

- Tech professionals with 5-15+ years of experience who have built up successful start-ups or worked for brand name companies

- They're in a major business function including Operations, Product, Marketing, Business Development, Sales, or Strategy.

- Start-ups pursue these roles at a high rate, and these folks are currently underserved as independent consultants today, unlike Engineers and Designers.

What sets Mylance apart?

Many companies are building tools for freelancers.

Nobody is building a bond with their customers through education.

Other companies have talented founders.

Mylance combines unmatched tech and scaling experience, passion for the space, and a determination.

What is the Mylance product vision?



Step 1 (2021)
- **Enable consultants to manage the "front-end" of their business**
- E.g., customer profiles, references, client CRM

Step 2 (2022)
- **Help consultants manage their back office**
- E.g., Quick payments, taxes, financial management

Step 3 (2023+)
- **Bring in projects for consistent lead gen**
- Two-sided marketplace with AI and ML matching

The above slide contains forward looking projections that are not guaranteed.

What is the competition like?

There are a lot of companies in the freelance space, as expected with a $1.4

Trillion market. If we break it down to look at companies going after skilled freelancers at the top of the market, we can look at the marketplaces, freelance tools, and freelance education.

- Freelance Marketplaces: TopTal, Catalant, Graphite, Marketerhire, and Business Talent Group.

- Freelance Tools: HelloBonsai, Honeybook, Hyke / Collective, Wingspan, Catch, and KeeperTax. While there are quite a few more, these are the most notable ones to watch.

- Freelance education: Freelancing School, Consulting Club, and Practice. There are also plenty of blogs and influencers in the space, but we haven't seen a large presence helping skilled freelancers with education and development.

- There's competition in any attractive, large space. Ideas don't win, strategy and execution win. Mylance is building a different kind of business in a few respects, which we've detailed above. Further, at the end of the day, every company comes down to strategy and execution.

What makes Mylance different?

- **Trusted relationship with our customers**

  - Mylance isn't just a freelance bookkeeping service or freelance marketplace. We provide education and a community for our customers. This means that customers have a unique relationship with Mylance that's different than any other company in the space. To back this up, this is part of the reason that our Bootcamp customers sign-up for our bookkeeping offering, bring back projects to the community, and refer their friends to Mylance. A note we got in our Slack channel before the Holidays this year captures it best.

  - **Underserved target customer**

    - Most of the marketplaces and communities in the space are targeting engineers, designers, and marketers. Mylance currently targets Operations, Strategy, and Product specialists. This talented group is more of your "jack of all trades" individuals that every start-up and company needs, but is hard to find. Further, many of these specialists don't realize they can consult for themselves and struggle to communicate their niche, so we add significant value to them by bringing them into the Mylance community.

  - Uniquely positioned team
    - By investing in Mylance, you're investing in Founder Bradley Jacobs and the talented supporting team. We combine big tech experience and company scaling to well over $1B, passion for the space, and the grit to win.

    - Big tech experience
      At Uber, Bradley launched both Miami and Milan for UberEATS, and then went on to launch Uber Freight and built up the business to well over $1B in value within 2 years leading the Carrier Operations team. We've done it before for other companies, now we're doing it for ourselves.

    - **Passion for the space**

      - **Bradley Jacobs**: After Bradley left Uber in Oct 2018, he consulted independently for start-ups and logistics companies on how to launch, scale, and automate their businesses. He experienced both the fulfillment but also the challenges of being a freelance consultant. He saw what freelancing could provide: following a passion, spending more time with your family, or starting that business you've always wanted to. Bradley became passionate about enabling a sustainable freelance life because of the freedom and fulfillment it provides, and thus chose to bring the freelance life to millions through Mylance.

    - **Grit to win**

- Besides the above accomplishments, nothing says grit more than bootstrapping a company from scratch to over $70k in revenue in its first nine months, mostly done without any coding experience or in-house products. We know how to stretch a dollar, bring on excellent talent, and overcome the adversity that comes with starting any company. As an anecdote, our first Bootcamp cohort in June 2020 was with 6 talented individuals. Afterwards, we collected a satisfaction survey and averaged a 6.2 / 10. While obviously not easy to digest, we took it upon ourselves to interview every customer to learn what could've been better, and in 4 short days, turned around an upgraded product for the July cohort. For the July cohort, we measured an score of 9.8. We listened, we took feedback, we iterated, and we delivered an excellent product to add value to our customers.

- An additional note

  - For us, this is not an opportunity to raise money, give it our best shot, and try again if it fails. We truly believe Mylance will succeed as a company, and we'll give everything we have to make it so. We believe that in a big space with a talented, hard working team, we can be successful if we are sure that 1. We're solving a problem people genuinely have, 2. That problem is big enough, and 3. We execute well enough to provide enough value for customers to pay us.

What are Mylance customers saying?



Eliza Shamshian 1:06 PM
The Mylance bootcamp is the best thing I've done for my new path as a full time consultant. This bootcamp exceeded my expectations, and gave me the skills I need to grow my business. I'm better equipped to scope my projects, contact leads, and negotiate contracts. The added bonus was meeting the incredible group of people who were part of my cohort. I highly recommend the bootcamp to anyone considering starting a career in consulting.



Robbie Taylor 11:47 AM
The Mylance course went above and beyond my expectations. It provided the rigor and structure I needed to feel confident in jumping into the freelance world. The negotiation tactics, proposal templates and general process knowledge enabled me to land a $70K+ contract on my last day in the bootcamp. I can't recommend it highly enough!

Mylance customers love our products

"Mylance's resources and community are truly invaluable"
Sarah, Legal

"The Mylance Bootcamp is a game changer"
Steven, Data Analytics

"Mylance easily worth my time and money"
Naveed, Operations

"Mylance far exceeded my expectations."
Gianni, Sales

"I'm so grateful for my experience with Mylance!"
Jane, Operations

"Mylance makes everything so much easier."
Jeremy, SEO